EXHIBIT 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Argentina corresponding to the headings below that is contained in Exhibit 99.D to the Republic of Argentina’s (the “Republic” or “Argentina”) annual report on Form 18-K, for the year ended December 31, 2018 (the “Annual Report”). References in this Exhibit 1 to Amendment No. 3 to the Annual Report (the “Amendment”) to headings and defined terms not contained herein shall be to the corresponding headings and definitions included in Exhibit 99.D to the Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

DEFINED TERMS AND CERTAIN CONVENTIONS

Preservation of Defenses

Nothing in this Amendment, or in any communication from the Republic, constitutes an acknowledgment or admission of the existence of any claim or any liability of the Republic to pay that claim or an acknowledgment that any ability to bring proceedings in any jurisdiction in respect of such claim or any limitation period relating thereto has been revived or reinstated, or an express or implied promise to pay any such claim (or part thereof). Whether or not a claim exists, the Republic may in its sole discretion and only if written notice to that effect is received from a duly authorized officer of the Republic, attribute a value to such claim for purposes of the Republic’s Settlement Proposal or for any other purpose. As reflected in the Settlement Proposal, the Republic values claims for calculation of the payment amount for purposes of the Settlement Proposal through the so-called “standard option” (“payment equal to 100% of the outstanding principal amount of the relevant debt securities plus up to 50% of that original principal as interest”) or through the so-called pari passu option (“payment equal to the full amount of money judgment or an accrued claim value less a specified discount”). All defenses available to the Republic relating to any applicable statute of limitations or otherwise are expressly preserved for all purposes. This Amendment may not be relied upon as evidence of the Republic’s agreement that a claim exists, or of the Republic’s willingness, ability or obligation to pay any claim. Any attribution of any value to any claim for purposes of the Republic’s Settlement Proposal or for any other purpose will not be considered an acknowledgment of the existence or validity of that claim and any consideration given by or on behalf of the Republic to the proponent of that claim will be consideration only for the agreement by the proponent of that claim to cease all actions or proceedings in respect of that claim and to irrevocably assign and transfer to the Republic all rights, if any, with respect to such claim and to undertake to complete any and all formalities or requirements necessary to ensure that if such claim existed neither the proponent nor any successor or assignee of the proponent (other than the Republic) is able to evidence or allege such claim to remain in existence or to be a liability of the Republic.

RISK FACTORS

The Republic has previously defaulted and restructured external and domestic debt and had restricted access to financing.

The Republic may be unable to meet future debt service obligation out of current revenues and it may have to rely, in part, on additional financing from the domestic and international capital markets (or official sector resources) in order to do so. From time to time, the Republic has carried out debt restructuring transactions in accordance with Section 65 of Law No. 24,156 and other applicable legislation. During the past 30 years, the Republic had two periods of external and domestic debt in default in the 1980’s and in 2002 which resulted in the Republic not being able to obtain certain external financing. Consequently, the Republic entered into various restructurings or settlements: the Brady Plan, the 2005 Debt Exchange, the 2010 Debt Exchange and the 2016 Settlement. In the future, the Republic may be unable to service its debt, and may again not be able to access such markets or sources of funding or it may seek or be required to restructure its then outstanding debt, thereby adversely impacting the market value and liquidity of the its debt securities. See “—In the Event of Failure of the Invitation, the Republic Faces High Default and Refinancing Risk.”

If the Republic Does Not Reach an Agreement with its Bondholders, it Faces High Refinancing Risk.

The Republic has announced that it intends to invite holders of its outstanding debt securities to exchange their bonds for new bonds with terms and conditions compatible with the debt sustainability analysis by the Ministry of Economy and that by the International Monetary Fund. See “Public Sector Debt—Foreign Currency-Denominated Debt.” If the invitation is not consummated or if consummated but any debt relief obtained is not sufficient for the Republic to regain the sustainability of its debt, then the Republic may not be able to continue regular payments on a portion or all of its indebtedness and faces a significant risk of default, which would further impair the value and trading liquidity of the outstanding debt securities. Failure to put the Republic’s debt on a sustainable path is likely to result in continued lack of access to the international capital markets by the Republic for the foreseeable future and may further limit access to official sector financing. On April 5, 2020, the Republic deferred all principal and interest payments due on Argentine-law governed U.S. dollar-denominated debt issued by the Republic until December 31, 2020 or such earlier date as may be determined by the Ministry of Economy. The Republic may also avail itself of any grace periods with respect to payments under its debt securities falling due while the Republic’s invitation to exchange is outstanding.

Additionally, if the invitation is not completed, the Republic cannot predict whether, or when, it may be able to implement a successful debt management program affecting its outstanding debt securities. Further, if the invitation is not completed and the Republic pursues alternative debt management options with respect to its debt obligations, the terms of such alternative liability management program offered to holders of its debt securities could be less favorable than those offered in the invitation.

There can be no assurances that the Republic will be able to obtain financing on satisfactory terms in the future, which could have a material adverse effect on the Republic’s ability to make payments on its outstanding public debt.

The Republic’s future tax revenue and fiscal results may be insufficient to meet its debt service obligations and the Republic may have to rely in part on additional financing from domestic and international capital markets in order to meet future debt service obligations. In addition, following the announcement on April 5, 2020 that the Republic would defer payment under its local law governed U.S.$ denominated debt, certain credit rating agencies placed Argentina’s debt securities into selective default. In the future, the Republic may not be able or willing to access international or domestic capital markets, and the Republic’s ability to service its outstanding public debt could be adversely affected.

There can be no assurances that the Republic’s credit rating will improve.

Certain credit agencies graded the Republic’s current long-term debt credit ratings as sub-investment grade, while others have grade it in selected/restricted default due to the Republic’s deferral of Argentine-law governed U.S. dollar-denominated debt. See “Public Sector Debt” in Amendment No. 2 to the Annual Report. Sub-investment grade indicates that such debt securities are judged to be subject to very high credit risk, while selective/restricted default indicates that the Republic has failed to pay one or more of its obligations but continues to meet other payment obligations. The lack of improvement in the Republic’s credit rating could continue to adversely affect the trading price of the Republic’s debt securities and have the potential to affect the Republic’s cost of funds in the international capital markets and the liquidity of and demand for the Republic’s debt securities.

Investing in a developing country entails certain inherent risks.

Argentina is a developing economy and investing in developing economies generally involves risks. These risks include political, social and economic events that may affect the Republic’s economic results. In the past, instability in Argentina and other Latin American and emerging market countries has been caused by many different factors, including the following:

•	adverse external economic factors;

•	inconsistent fiscal and monetary policies;

•	dependence on external financing;

•	changes in governmental economic or tax policies;

•	high levels of inflation;

•	abrupt changes in currency values;

•	high interest rates;

•	volatility of exchange rates;

•	political and social tensions;

•	fluctuations in central bank reserves;

•	fluctuations in expectations;

•	trade shocks; and

•	pandemics.

Any of these factors may adversely affect the liquidity, trading markets and value of the Republic’s debt securities and its ability to service its debt obligations.

Argentina has experienced political and social economic instability in the past and may experience further instability in the future. In 2001 and 2002, Argentina suffered a major political, economic and social crisis, which resulted in institutional instability and a severe contraction of the economy (GDP contracted 10.9% in 2002 compared to 2001) with significant increases in unemployment and poverty rates. Among other consequences, the crisis caused a large currency devaluation and led to the Government defaulting on its external debt. In response, the Government implemented a series of emergency measures, including strict foreign exchange restrictions and monthly limits on bank withdrawals, which affected public companies and other sectors of the Argentine economy.

The Argentine economy experienced a recovery following the 2001-2002 crisis. Since 2008, however, it has struggled to curb strong inflationary pressures and, since 2012 growth has stagnated. See “—If current levels of inflation do not decrease, the Argentine economy could be adversely affected.” During the first half of 2018, the Argentine economy entered into an acute economic recession, which deepened in 2019, with a sharp decrease in international reserves, a strong loss in the value of the peso vis-à-vis the U.S. dollar, high inflation and unemployment rates and an increase in poverty and extreme poverty rates. See “Recent Developments—The Argentine Economy—Economic History and Background” in Amendment No. 1 to the Annual Report

Against this economic backdrop, in December 2019, Congress enacted legislation declaring a state of public emergency, expected to remain in force until December 31, 2020, in economic, financial, fiscal, administrative, pensions, tariff, energy, health and social matters. See “The Argentine Economy—The Fernández Administration” in Amendment No. 1 to the Annual Report and “The Argentine Economy—The Fernández Administration” in the Amendment No. 2 to the 2018 Annual Report. The ultimate impact of each of these measures on the national economy as well as the ability to implement all announced measures as currently contemplated, cannot be assured. If the Government’s agenda cannot be successfully implemented, the result may weaken confidence in and adversely affect the Argentine economy and financial condition.

Growth rates in developing economies tend to be very volatile. A sudden and further significant decline in the growth rate of the Argentine economy could have a material adverse effect on the Republic’s public finances and its ability to service its debt obligations.

The economy of Argentina has experienced significant volatility in recent decades, including numerous periods of low or negative growth and high and variable levels of inflation and devaluation of its currency. Argentina’s economy recovered significantly from the economic crisis of 2001-2002, maintaining growth rates ranging from 8.0% and 9.2% between 2004 and 2007. However, by the third quarter of 2008, the economy began to experience a downturn that was aggravated by the escalation of the global financial crisis. The economy recovered in 2010 and 2011, followed by a slowdown in Argentina’s economic activity in 2012, when real GDP growth decelerated to 0.8%, compared to 8.4% in 2011. Economic growth in 2013 showed limited signs of recovery (with a decrease in GDP per capita) and contracted in 2014. In 2015, real GDP increased by 2.6% compared to 2014. Most recently, in March 2020, the INDEC reported that real GDP decreased by 2.2% in 2019 compared to 2018, reflecting a 4% decrease during the 2016-2019 period. For more information, see “The Argentine Economy—Gross Domestic Product” in the Annual Report “The Argentine Economy—Gross Domestic Product and Structure Of The Economy” in the Amendment No. 1 to the 2018 Annual Report and “The Argentine Economy—Gross Domestic Product and Structure Of The Economy” in the Amendment No. 2 to the 2018 Annual Report.

Economic growth is dependent on a variety of factors, including (but not limited to) international demand for Argentine exports, the price of particular commodities, the stability and competitiveness of the peso against foreign currencies, levels of consumer consumption and foreign and domestic investment and the rate of inflation.

If the Argentine economy does not recover and growth does not accelerate, the Republic’s economy and financial condition will be adversely affected, including its long-term ability to service its public debt.

Argentina’s unstable and fragile economic environment is currently challenged by the novel coronavirus

In December 2019, a novel form of pneumonia first noticed in Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China. On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Several measures have been undertaken by the Chinese government and other governments where the novel coronavirus has proven to have affected population, such as the European Union, the United Kingdom, the United States of America, South Korea and Japan among others, to control the coronavirus, including mandatory quarantines, travel restrictions to and from the above listed countries by air carriers and foreign governments.

The long-term effects to the global economy and the Argentine economy of epidemics and other public health crises, such as the on-going COVID-19 outbreak, are difficult to assess or predict, and may include risks to citizens’ health and safety, as well as reduced economic activity, which in turn could result in decreased revenue for the Government and increased expenditures. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Additionally, we cannot predict the evolution of the disease in Argentina, nor any additional restrictions that might need to be imposed. However, we expect COVID-19 to have a significant adverse effect on the world economy, which will in turn negatively affect Argentina’ s economy due to, among other things, decreased demand for its exports.

Accordingly, in March and April 2020, the Government introduced several measures designed to address the COVID-19 outbreak. See “The Argentine Economy—Measures Designed to Address the COVID-19 Outbreak” in Amendment No. 2 to the Annual Report. The measures implemented so far have resulted in a significant slowdown in economic activity that will adversely affect economic growth in 2020 and possibly 2021, to a degree that we cannot quantify as of the date of this prospectus supplement. Any prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health development in Argentina may have a longer lasting material and adverse effect on Argentina’s economy. While the economic cost of COVID-19 is difficult to predict, the Government expects that GDP growth will be negative in 2020, that the Government’s fiscal deficit will increase and that its financial condition will further deteriorate.

The ultimate impact of each of these Government’s measures on the national economy as well as its ability to implement all announced measures as currently contemplated, cannot be assured. If the Government’s agenda cannot be successfully implemented, investor confidence may further weaken and adversely affect the Argentine economy and the Republic’s financial condition and impact its ability to service its debt.

If current levels of inflation do not decrease, the Argentine economy could be adversely affected.

Historically, inflation has materially undermined the Argentine economy and the Government’s ability to create conditions that permit growth. In recent years, Argentina has experienced high inflation rates.

High inflation rates negatively affect Argentina’s foreign competitiveness, social and economic inequality, negatively impact employment and the level of economic activity and undermine confidence in Argentina’s banking system, all of which could further limit the availability of domestic and international credit and undermine political stability. A portion of Argentina’s debt is adjusted by the CER (a currency index) is strongly related to inflation. For more information, see “Monetary System—Inflation” in the 2018 Annual Report, “Monetary System—Inflation” in the Amendment No. 1 to the 2018 Annual Report and “Monetary System—Inflation” in the Amendment No. 2 to the 2018 Annual Report.

Inflation remains a challenge for the Republic given its persistent nature in recent years. If the Government is not successful in addressing Argentina’s structural inflationary imbalances, the current levels of inflation may continue and have an adverse effect on Argentina’s economy and financial condition. Inflation can also lead to an increase in the Republic’s debt and have an adverse effect on the Republic’s ability to service its debt\ principally in the medium and long term when most inflation-indexed debt matures. For more information, see “Republic of Argentina—The Argentine Economy—Monetary System—Inflation” in the Annual Report, “Monetary System—Inflation” in the Amendment No. 1 to the 2018 Annual Report and “Monetary System—Inflation” in the Amendment No. 2 to the 2018 Annual Report.

Increases in the Government’s public expenditures could have a material adverse effect and longstanding negative consequences on Argentina’s economic prospects.

Certain programs introduced by the Government, including measures designed to address the COVID-19 outbreak may increase public expenditures. See “The Argentine Economy—Measures Designed to Address the COVID-19 Outbreak” in Amendment No. 2 to the 2018 Annual Report. Weaker fiscal results could have a material adverse effect on the Republic’s ability to access long term financing.

The Argentine economy remains vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, particularly Brazil, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth and its ability to service its public debt.

Weak, flat or negative economic growth of any of Argentina’s major trading partners, such as Brazil or China, could adversely affect the Republic’s balance of payments and, consequently, economic growth.

The Argentine economy may be affected by “contagion” effects. International investors’ reactions to events occurring in one developing country sometimes appear to follow a “contagion” pattern, in which an entire region or investment class is disfavored by international investors. In the past, the Argentine economy has been adversely affected by such contagion effects on a number of occasions, including the 1994 Mexican financial crisis, the 1997 Asian financial crisis, the 1998 Russian financial crisis, the 1999 devaluation of the Brazilian real, the 2001 collapse of Turkey’s fixed exchange rate regime and the global financial crisis that began in 2008.

The Argentine economy may also be affected by conditions in developed economies, such as the United States, that are significant trading partners of Argentina or have influence over world economic cycles. For example, if interest rates increase significantly in developed economies, including the United States and Europe, Argentina and its developing economy trading partners, such as Brazil, could find it more difficult and expensive to borrow capital and refinance existing debt, which could adversely affect economic growth in those countries.

Decreased growth on the part of Argentina’s trading partners could have a material adverse effect on the markets for Argentina’s exports and, in turn, adversely affect economic growth.

A decline in international prices for Argentina’s principal commodity exports could have a material adverse effect on Argentina’s economy and public finances.

Historically, the commodities market has been characterized by high volatility. Despite the volatility of prices of most of Argentina’s commodities exports, commodities have significantly contributed to the Government’s revenues during recent years. Consequently, the Argentine economy has remained relatively dependent on the price of its main agricultural exports, primarily soy. This dependence has, in turn, rendered the Argentine economy more vulnerable to commodity prices fluctuations. Declines in commodity prices may adversely affect the Argentine economy and the Government’s fiscal revenues. In addition, changes in oil prices or export taxes in the future may impact the Republic’s public finances. For more information, see “Republic of Argentina—The Argentine Economy—Economic History and Background” and “Republic of Argentina—Tax Regime—Taxes on Foreign Trade” in the 2018 Annual Report, “Republic of Argentina—Tax Regime—Taxes on Foreign Trade” in the Amendment No. 1 to the 2018 Annual Report and “Republic of Argentina—Tax Regime—Taxes on Foreign Trade” in the Amendment No. 2 to the 2018 Annual Report.

Exchange controls and restrictions on capital inflows and outflows could have a material adverse effect on Argentine public sector activity.

In 2001 and 2002, following a run on the financial system triggered by the public’s lack of confidence in the continuity of the convertibility regime that resulted in massive capital outflows, the Government introduced exchange controls and restrictions on the transfer of foreign currency in an attempt to prevent capital flight and a further depreciation of the peso. These exchange controls substantially limited the ability of issuers of debt securities, among others, to accumulate or maintain foreign currency in Argentina or make payments abroad. Although several of such exchange controls and transfer restrictions were subsequently suspended or terminated, in June 2005 the Government issued a decree that established new controls on capital flows, which resulted in a decrease in the availability of international credit for Argentine companies.

In addition, from 2011 until December 2015, the Government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad. Together with regulations established in 2012 that subjected certain foreign exchange transactions to prior approval by Argentine tax authorities or the Central Bank, the measures taken by the Government significantly curtailed access to the Mercado Único y Libre de Cambio (the “MULC”). In response, an unofficial U.S. dollar trading market developed in which the peso-U.S. dollar exchange rate differed substantially from the official peso-U.S. dollar exchange rate. As of December 2018, the Government had eliminated all foreign exchange restrictions imposed since 2011. However, in September 2019, the Central Bank imposed further restrictions on foreign exchange transactions. For more information, see “Republic of Argentina—Monetary System—Restrictions and Other Regulations on Foreign Exchange Transactions” in the 2018 Annual Report, Republic of Argentina—Monetary System—Foreign Exchange and International Reserves” and “Defined Terms and Certain Conventions—Exchange Rates” in the 2018 Annual Report, “Defined Terms and Certain Conventions—Exchange Rates and Exchange Controls” in the Amendment No. 1 to the 2018 Annual Report and “Defined Terms and Certain Conventions—Exchange Rates and Exchange Controls” in the Amendment No. 2 to the 2018 Annual Report.

Measures adopted in the future by the Central Bank and the Government to maintain or introduce further exchange controls or impose additional restrictions on transfers abroad may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflows, which could have an adverse effect on economic activity in Argentina.

Fluctuations in the value of the peso could adversely affect the Argentine economy and the Republic’s ability to service its debt obligations. Additionally, a significant depreciation of the currencies of Argentina’s trading partners or trade competitors, in particular Brazil, may adversely affect the competitiveness of exports and cause an increase in imports, thus adversely affecting the Argentine economy.

Fluctuations in the value of the peso may also adversely affect the Argentine economy. The devaluation of the peso may have a negative impact on the Government’s revenues (measured in U.S. dollars), fuel inflation and significantly reduce real wages. After several years of moderate variations in the nominal exchange rate, the peso lost more than 35% of its value with respect to the

U.S. dollar in 2015 and depreciated further in 2018 and 2019, losing more than 70% of its value between December 2017 and December 2019. Persistent high inflation during this period, with periods of a formal and “de facto” exchange controls, resulted in an increasingly overvalued real official exchange rate. Compounded by the effects of foreign exchange controls and restrictions on foreign trade, distorted relative prices resulted in a loss of competitiveness of Argentine production, impeded investment and resulted in economic stagnation during this period. For more information, see “Republic of Argentina—Monetary System—Foreign Exchange and International Reserves” and “Defined Terms and Certain Conventions—Exchange Rates” in the Annual Report, as amended.

A significant appreciation of the peso against the U.S. dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Any such appreciation could also have a negative effect on economic growth and employment and reduce tax revenues in real terms.

From time to time, the Central Bank may intervene in the foreign exchange market in order to maintain the currency exchange rate. Furthermore, the depreciation of the currencies of one or more of Argentina’s trading partners, particularly Brazil, or trade competitors relative to the peso may result in exports becoming more expensive and less competitive. It may also cause an increase in relatively cheap imports. Furthermore, additional volatility, appreciations or depreciations of the peso or reduction of the Central Bank’s reserves as a result of currency intervention and future devaluations of the Republic’s trading partners’ (which may generate a decrease in Argentina’s exports and increase in imports) could adversely affect the Argentine economy and economic growth, its financial condition and the Republic’s ability to service its debt obligations.

PUBLIC SECTOR DEBT

Foreign Currency-Denominated Debt

Background to Invitation to Exchange Debt Securities

During the first five months of 2018, the Argentine economy was affected by a severe drought that led to a sharp decline in agricultural production and export revenue, while world energy prices increased and global access to financing became tighter through the appreciation of the U.S dollar and an upward shift in the U.S. yield curve. These factors, as well as a change in market expectations about the prospects of the Argentine economy that led to significant capital outflows, negatively affected the peso, which lost 34.5% of its value vis-à-vis the U.S. dollar between January 2 and May 31, 2018, generated market concerns regarding the Central Bank’s ability to roll-over its short–term debt and resulted in a significant increase in Argentina’s sovereign risk premium.

In June 2018, the federal government announced a 36-month precautionary Stand-By Arrangement (the “SBA”) with the International Monetary Fund (“IMF”) and other financing agreements with multilateral organization. In spite of the SBA and the structural benchmark contemplated in the IMF program, inflation did not abate, net international reserves continued to decrease, the current account deficit remained high and other program targets were not met. In August 2018, after the peso lost 21.3% of its value vis-à-vis the U.S. dollar over a period of 20 days, the federal government requested (i) an increase of access under the SBA, (ii) a front-loading of access into 2018-2019 (instead of 2020-2021) and (iii) that the domestic counterpart of the access drawn under the SBA be made available to support budgetary needs.

During 2019, the recession that had been affecting the Argentine economy since the third quarter of 2018 deepened. In 2019, GDP contracted by 2.2%. Further, the Central Bank’s gross international reserves decreased to USD 44.8 billion as of December 31, 2019 (a USD 20.9 billion decrease compared to gross international reserves as of December 31, 2018).

Notwithstanding the strong contraction in economic activity, inflation accelerated during 2019, reaching 53.8% year-on-year in December. In addition, the unemployment rate stood at 10.6% and 9.7% in the second and third quarters of 2019, respectively, compared to 9.6% and 9.0% in the second and third quarters of 2018. In 2019, real wages in the formal and informal sectors decreased by 6.5% and 15.8%, respectively. In addition, in the first half of 2019, poverty and extreme poverty levels increased to 35.4% and 7.7% of the population, respectively.

On December 23, 2019, the Government promulgated the Ley de Solidaridad Social y Reactivación Productiva en el Marco de la Emergencia Pública (the “Solidarity Law”) contemplating a wide range of economic and social reforms. The new legislation declared a state of public emergency, which will remain in force until December 31, 2020, in economic, financial, fiscal, administrative, pensions, tariff, energy, health and social matters. The Solidarity Law sanctioned the delegation of certain legislative powers to the Executive Power in order to tackle social and economic distress, as well as to adjust Argentina’s public debt profile. The Solidarity Law authorized the Executive Power to perform all necessary acts to recover and ensure the sustainability of the Argentine public debt. In addition, the Government was authorized to issue debt securities to the Central Bank for an amount of up to U.S.$4.6 billion in exchange for reserves to be applied solely to meet Argentina’s foreign currency-denominated debt obligations.

On January 12, 2020, Congress enacted legislation authorizing the Executive Power to engage in transactions and negotiations with Argentina’s creditors to restore the sustainability of its public external debt (the “Debt Sustainability Bill”), including by modifying the principal amounts, maturities and interest payments of public securities issued by Argentina and governed by foreign law. The Debt Sustainability Bill also authorizes the Ministry of Economy to issue new debt and to determine the appropriate methods and structures, as well as the terms, of the issuance of such debt instruments.

During February and March 2020, the Government held conversations with the IMF, including during two visits by an IMF mission to discuss recent macroeconomic developments.

On February 12, 2020, in a special informative meeting in Congress, the Minister of Economy emphasized the importance of undertaking fiscal and commercial measures to put the Republic on a path to economic recovery, striking a balance on two fronts: the external front (noting that the Republic needs to take steps to avoid repeated balance of payments crises) and the fiscal front. On the external front, the Minister declared the Republic’s willingness to meet its debt payment obligations, but stressed that the current debt levels are unsustainable, noting that gross public debt grew from 52.6% of GDP in 2015 to 88.8% of GDP in 2019. On the fiscal front, the Minister indicated that it would not be realistic or sustainable to reduce the fiscal deficit in 2020 and discussed a number of scenarios that might allow the Republic to achieve fiscal balance by 2023 and record moderate fiscal surpluses ranging between 0.6% and 1.2% of GDP in the following years. Although these potential scenarios for the Argentine economy might have been reasonable when formulated, actual outcomes depend on events and developments that are not within the control of Argentina. Accordingly, the Republic can give no assurance that economic results will not differ materially from the information set forth above.

On February 19, 2020, the IMF published a statement highlighting the steps that the Government has taken to address the rise in poverty, stabilize the economy and secure a sustainable and orderly resolution of the Republic’s debt situation. In addition, the IMF assessed the Republic’s current debt levels to be unsustainable. In its statement, the IMF indicated that “a definitive debt operation—yielding a meaningful contribution from private creditors—is required to help restore debt sustainability with high probability.”

In March and April 2020, following the outbreak of the COVID-19, the Government announced a series of measures, including mandatory quarantines and travel restrictions, aimed at preventing the spread of COVID-19 and mitigating the effects that COVID-19 might have in the Argentine economy. See “Recent Developments—The Argentine Economy—Measures Designed to Address the COVID-19 Outbreak” in Amendment No. 2 to the Annual Report. The measures implemented so far have resulted in a slowdown in economic activity that will further adversely affect economic growth in 2020 and possibly 2021, to a degree that we cannot quantify as of the date of this prospectus supplement. See “Risk Factors—The novel coronavirus could have an adverse effect on our economy.”

In March and April 2020, the Republic held discussions with various groups on investors to discuss a path for the Republic’s debt sustainability. Between April 10 and April 16, 2020, representatives of the Republic conducted additional discussions related to its intended debt restructuring with certain investors on a confidential basis, subject to customary non-disclosure agreements, with a view to reflecting, to the extent possible, investor preferences in the terms of its proposal. No common understanding as to the terms of the debt operation to be conducted by the Republic was reached as a result of those discussions.

The Invitation

The Republic has announced that it intends to invite holders of its outstanding debt securities to exchange existing bonds for new bonds with terms and conditions compatible with the debt sustainability analysis by the Ministry of Economy and the International Monetary Fund. If the invitation is not consummated or if consummated but any debt relief obtained is not sufficient for the Republic to regain the sustainability of its debt, then the Republic may not be able to continue regular payments on a portion or all of its indebtedness and faces a significant risk of default, which would further impair the value and trading liquidity of the outstanding debt securities. See “Risk Factor—If the Republic Does Not Reach an Agreement with its Bondholders, it Faces High Refinancing Risk.”

The summary terms of the invitation to exchange that the Republic intends to propose are detailed below. Table A and Table B set forth the list of bonds that the Republic intends to consider eligible to participate in the invitation, which include series issued under the Republic’s indenture dated June 2, 2005, as amended, and series issued under Republic’s indenture dated April 22, 2016. Table A and Table B also set forth the proposed consideration to be delivered for each eligible bond, which shall be in the form of new bonds proposed to be issued by the Republic under the 2016 indenture. The terms of the new bonds are set further below. See “—Specific Terms of Each Series of New Bonds.”

The Republic intends to limit the amount of certain series of the new bonds it proposes to offer to the principal amounts set forth below in Table C. Pursuant to the invitation, holders of eligible bonds issued under the 2016 Indenture maturing after 2023 who elect to exchange their eligible bonds for new bonds having the shortest maturity that are subject to a cap may instead receive new bonds of a different series having a longer maturity in accordance with a acceptance priority procedures to be described in the invitation material.

By tendering eligible bonds, holders will also be consenting to authorize and instruct the trustee of the eligible bonds to modify any bonds of their series that remain outstanding after giving effect to the exchange offers by substituting them for certain new bonds, as will be specified in the invitation. The modification and substitution will only become effective if the requisite consents contemplated in the applicable indenture are obtained.

Table A

2005 Indenture Eligible Bonds	Principal Amount Outstanding (to be considered for Voting Purposes)	ISIN	Exchange Offer Consideration(1)	Acceptance Priority Level

U.S. dollar-denominated Discounts due 2033 (New York law) issued in 2005	U.S.$3,937,610,834	US040114GL81	U.S.$140.20380 of the New USD 2039 Bond, U.S.$ 140.20380 of the New USD 2043 Bond or U.S.$133.19361 of New USD 2047 Bonds, at Holders’ discretion.	N/A
U.S. dollar-denominated Discounts due 2033 (New York law) issued in 2010	U.S.$1,226,835,747	XS0501194756		N/A
U.S. dollar-denominated Discounts due 2033 (New York law) issued in 2010	U.S.$7,930,869	XS0501195050		N/A

Euro-denominated Discounts due 2033 (English law) issued in 2005	€3,107,569,663	XS0205545840	€137.61037 of the New Euro 2039 Bond, € 137.61037 of the New Euro 2043 Bond or €130.72985 of the New Euro 2047 Bond, at Holders’ discretion.	N/A
Euro-denominated Discounts due 2033 (English law) issued in 2010	€2,656,769,079	XS0501195134		N/A
Euro-denominated Discounts due 2033 (English law) issued in 2010	€4,703,359	XS0501195308		N/A

U.S. dollar-denominated Pars due 2038 (New York law) issued in 2005	U.S.$5,005,659,942	US040114GK09	U.S.$100 of the New USD 2043 Bond, U.S.$95 of New USD 2047 Bonds, at Holders’ discretion.	N/A
U.S. dollar-denominated Pars due 2038 (New York law) issued in 2010	U.S.$ 93,304,820	XS0501195647		N/A
U.S. dollar-denominated Pars due 2038 (New York law) issued in 2010	U.S.$1,634,359	XS0501195720		N/A

Euro-denominated Pars due 2038 (English law) issued in 2005	€5,034,912,168	XS0205537581	€100 of the New Euro 2043 Bond or €95 of the New Euro 2047 Bond, at Holders’ discretion.	N/A
Euro-denominated Pars due 2038 (English law) issued in 2010	€1,427,127,806	XS0501195993		N/A
Euro-denominated Pars due 2038 (English law) issued in 2010	€11,183,124	XS0501196025		N/A

(1)	Principal amount of new bonds per U.S.$100 or €100 (original) principal amount of eligible bonds.

Table B

2016 Indenture Eligible Bonds	Principal Amount Outstanding (to be considered for Voting Purposes)	ISIN	Exchange Offer Consideration	Acceptance Priority Level

U.S. dollar-denominated 6.875 per cent. International Bonds due 2021	U.S.$4,484,000,000	US040114GW47	U.S.$88 of the New USD 2030 Bond, U.S.$95 of the New USD 2036 Bond or U.S.$95 of New USD 2047 Bond, at Holders’ discretion.	1
		USP04808AA23		1
U.S. dollar-denominated 5.625 per cent. International Bonds due 2022	U.S.$3,250,000,000	US040114HK99		1
		USP04808AL87		1
U.S. dollar-denominated 4.625 per cent. International Bonds due 2023	U.S.$1,750,000,000	US040114HP86		1

Euro-denominated 3.875 per cent. International Bonds due 2022	€1,250,000,000	XS1503160225	€82 of the New Euro 2030 Bond, €95 of the New Euro 2036 Bond or €95 of the New Euro 2047 Bond, at Holders’ discretion.	1
Euro-denominated 3.375 per cent. International Bonds due 2023	€1,000,000,000	XS1715303340		1

Swiss Franc-denominated 3.375 per cent. International Bonds due 2020	CHF400,000,000	CH0361824458	€77.96159 of the New Euro 2030 Bond, €90.32135 of the New Euro 2036 Bond or €90.32135 of the New Euro 2047 Bond, at Holders’ discretion.	1

U.S. dollar-denominated 7.500 per cent. International Bonds due 2026	U.S.$6,454,850,000	US040114GX20	U.S.$88 of the New USD 2030 Bond, U.S.$95 of the New USD 2036 Bond or U.S.$95 of New USD 2047 Bond, at Holders’ discretion, subject to Acceptance Priority Procedures.	2
		USP04808AC88		2
		US040114GS35		2
U.S. dollar-denominated 6.875 per cent. International Bonds due 2027	U.S.$3,750,000,000	US040114HL72		2
		USP04808AM60		2
U.S. dollar-denominated 5.875 per cent. International Bonds due 2028	U.S.$4,250,000,000	US040114HQ69		2
U.S. dollar-denominated 6.625 per cent. International Bonds due 2028	U.S.$1,000,000,000	US040114HF05		2
		USP04808AJ32		2
U.S. dollar-denominated 7.125 per cent. International Bonds due 2036	U.S.$1,727,000,000	US040114HG87		2
		USP04808AK05		2
		US040114HE30		2

Euro-denominated 5.000 per cent. International Bonds due 2027	€$1,250,000,000	XS1503160498	€82 of the New Euro 2030 Bond, €95 of the New Euro 2036 Bond or €95 of the New Euro 2047 Bond, at Holders’ discretion, subject to Acceptance Priority Procedures.	2
Euro-denominated 5.250 per cent. International Bonds due 2028	€$1,000,000,000	XS1715303779		2

U.S. dollar-denominated 7.625 per cent. International Bonds due 2046	U.S.$2,617,685,000	US040114GY03	U.S.$95 of the New USD 2036 Bond or U.S.$95 of New USD 2047 Bond, at Holders’ discretion, subject to Acceptance Priority Procedures.	3
		USP04808AE45		3
		US040114GU80		3
U.S. dollar-denominated 6.875 per cent. International Bonds due 2048	U.S.$3,000,000,000	US040114HR43		3
U.S. dollar-denominated 7.125 per cent. International Bonds due 2117	U.S.$2,689,277,000	USP04808AN44		3
		US040114HM55		3
		US040114HN39

Euro-denominated 6.250 per cent. International Bonds due 2047	€750,000,000	XS1715535123	€95 of the New Euro 2036 Bond or €95 of the New Euro 2047 Bond, at Holders’ discretion, subject to Acceptance Priority Procedures.	3

Specific Terms of Each Series of New Bonds

The New USD 2030 Bonds will:

•	mature on November 15, 2030;

•	accrue interest at the following annual rates:

From and including	To but excluding	Rate
November 15, 2022	November 15, 2025	0.50%
November 15, 2025	November 15, 2027	1.00%
November 15, 2027	November 15, 2030	1.75%

•

pay principal in U.S. dollars in five installments on November 15, 2026, November 15, 2027, November 15, 2028, November 15, 2029 and at maturity, to be calculated as follows: the aggregate amount of each principal payment on the USD 2030 New Bonds shall equal the principal amount outstanding as of any principal payment date, divided by the number of remaining principal installments from and including such principal payment date to and excluding the maturity date; and

The New Euro 2030 Bonds will:

•	mature on November 15, 2030;

•	accrue interest at the following annual rates:

From and including	To but excluding	Rate
November 15, 2022	November 15, 2025	0.50%
November 15, 2025	November 15, 2030	0.75%

•

pay principal in euros in five installments on November 15, 2026, November 15, 2027, November 15, 2028, November 15, 2029 and at maturity, to be calculated as follows: the aggregate amount of each principal payment on the Euro 2030 New Bonds shall equal the principal amount outstanding as of any principal payment date, divided by the number of remaining principal installments from and including such principal payment date to and excluding the maturity date; and

The New USD 2036 Bonds will:

•	mature on November 15, 2036;

•	accrue interest at the following annual rates:

From and including	To but excluding	Rate
November 15, 2022	November 15, 2023	0.50%
November 15, 2023	November 15, 2025	1.50%
November 15, 2025	November 15, 2027	2.75%
November 15, 2027	November 15, 2036	3.875%

•

pay principal in U.S. dollars six installments on November 15, 2031, November 15, 2032, November 15, 2033, November 15, 2034, November 15, 2035 and at maturity, to be calculated as follows: the aggregate amount of each principal payment on the USD 2036 New Bonds shall equal the principal amount outstanding as of any principal payment date, divided by the number of remaining principal installments from and including such principal payment date to and excluding the maturity date; and

The New Euro 2036 Bonds will:

•	mature on November 15, 2036;

•	accrue interest at the following annual rates:

From and including	To but excluding	Rate
November 15, 2022	November 15, 2025	0.50%
November 15, 2025	November 15, 2027	2.00%
November 15, 2027	November 15, 2036	2.50%

•

pay principal in euros in six installments on November 15, 2031, November 15, 2032, November 15, 2033, November 15, 2034, November 15, 2035 and at maturity, to be calculated as follows: the aggregate amount of each principal payment on the Euro 2036 New Bonds shall equal the principal amount outstanding as of any principal payment date, divided by the number of remaining principal installments from and including such principal payment date to and excluding the maturity date; and

The New USD 2039 Bonds will:

•	mature on November 15, 2039;

•	accrue interest at the following annual rates:

From and including	To but excluding	Rate
November 15, 2022	November 15, 2023	0.60%
November 15, 2023	November 15, 2025	1.75%
November 15, 2025	November 15, 2027	4.00%
November 15, 2027	November 15, 2039	4.50%

•

pay principal in U.S. dollars in 11 installments on November 15, 2029, November 15, 2030, November 15, 2031, November 15, 2032, November 15, 2033, November 15, 2034, November 15, 2035, November 15, 2036, November 15, 2037, November 15, 2038 and at maturity, to be calculated as follows: the aggregate amount of each principal payment on the USD 2039 New Bonds shall equal the principal amount outstanding as of any principal payment date, divided by the number of remaining principal installments from and including such principal payment date to and excluding the maturity date; and

The New Euro 2039 Bonds will:

•	mature on November 15, 2039;

•	accrue interest at the following annual rates:

From and including	To but excluding	Rate
November 15, 2022	November 15, 2023	0.60%
November 15, 2023	November 15, 2025	1.25%
November 15, 2025	November 15, 2027	2.00%
November 15, 2027	November 15, 2039	3.25%

•

pay principal in euros in 11 installments on November 15, 2029, November 15, 2030, November 15, 2031, November 15, 2032, November 15, 2033, November 15, 2034, November 15, 2035, November 15, 2036, November 15, 2037, November 15, 2038 and at maturity, to be calculated as follows: the aggregate amount of each principal payment on the Euro 2039 New Bonds shall equal the principal amount outstanding as of any principal payment date, divided by the number of remaining principal installments from and including such principal payment date to and excluding the maturity date; and

The New USD 2043 Bonds will:

•	mature on November 15, 2043;

•	accrue interest at the following annual rates:

From and including	To but excluding	Rate
November 15, 2022	November 15, 2023	0.60%
November 15, 2023	November 15, 2025	3.00%
November 15, 2025	May 15, 2029	3.625%
May 15, 2029	November 15, 2043	4.875%

•

pay principal in U.S. dollars in 14 installments on November 15, 2030, November 15, 2031, November 15, 2032, November 15, 2033, November 15, 2034, November 15, 2035, November 15, 2036, November 15, 2037, November 15, 2038, November 15, 2039, November 15, 2040, November 15, 2041, November 15, 2042 and at maturity, to be calculated as follows: the aggregate amount of each principal payment on the USD 2043 New Bonds shall equal the principal amount outstanding as of any principal payment date, divided by the number of remaining principal installments from and including such principal payment date to and excluding the maturity date; and

The New Euro 2043 Bonds will:

•	mature on November 15, 2043;

•	accrue interest at the following annual rates:

From and including	To but excluding	Rate
November 15, 2022	November 15, 2023	0.60%
November 15, 2023	November 15, 2025	1.625%
November 15, 2025	November 15, 2029	2.50%
November 15, 2029	November 15, 2043	3.875%

•

pay principal in euros in 14 installments on November 15, 2030, November 15, 2031, November 15, 2032, November 15, 2033, November 15, 2034, November 15, 2035, November 15, 2036, November 15, 2037, November 15, 2038, November 15, 2039, November 15, 2040, November 15, 2041, November 15, 2042 and at maturity, to be calculated as follows: the aggregate amount of each principal payment on the Euro 2043 New Bonds shall equal the principal amount outstanding as of any principal payment date, divided by the number of remaining principal installments from and including such principal payment date to and excluding the maturity date; and

The New USD 2047 Bonds will:

•	mature on November 15, 2047;

•	accrue interest at the following annual rates:

From and including	To but excluding	Rate
November 15, 2022	November 15, 2023	0.50%
November 15, 2023	November 15, 2025	1.75%
November 15, 2025	November 15, 2027	3.75%
November 15, 2027	November 15, 2047	4.75%

•

pay principal in U.S. dollars in 20 installments on November 15, 2028, November 15, 2029, November 15, 2030, November 15, 2031, November 15, 2032, November 15, 2033, November 15, 2034, November 15, 2035, November 15, 2036, November 15, 2037, November 15, 2038, November 15, 2039, November 15, 2040, November 15, 2041, November 15, 2042, November 15, 2043, November 15, 2044, November 15, 2045, November 15, 2046, and at maturity, to be calculated as follows: the aggregate amount of each principal payment on the USD 2047 New Bonds shall equal the principal amount outstanding as of any principal payment date, divided by the number of remaining principal installments from and including such principal payment date to and excluding the maturity date;

The New Euro 2047 Bonds will:

•	mature on November 15, 2047;

•	accrue interest at the following annual rates:

From and including	To but excluding	Rate
November 15, 2022	November 15, 2023	0.50%
November 15, 2023	November 15, 2025	1.00%
November 15, 2025	November 15, 2027	2.75%
November 15, 2027	November 15, 2047	3.50%

computed on the basis of the actual number of days in a 365- or 366-day year.

•

pay principal in euros in 20 installments on November 15, 2028, November 15, 2029, November 15, 2030, November 15, 2031, November 15, 2032, November 15, 2033, November 15, 2034, November 15, 2035, November 15, 2036, November 15, 2037, November 15, 2038, November 15, 2039, November 15, 2040, November 15, 2041, November 15, 2042, November 15, 2043, November 15, 2044, November 15, 2045, November 15, 2046, and at maturity, to be calculated as follows: the aggregate amount of each principal payment on the Euro 2047 New Bonds shall equal the principal amount outstanding as of any principal payment date, divided by the number of remaining principal installments from and including such principal payment date to and excluding the maturity date; and

Table C

New Bond	Bond Cap (million)
U.S. dollar amortizing step-up bonds due 2030 (the “New USD 2030 Bonds”)	U.S.$11,400
euro-denominated amortizing step-up bonds due 2030 (the “New Euro 2030 Bonds”)	€3,200
U.S. dollar amortizing step-up bonds due 2036 (the “New USD 2036 Bonds”)	U.S.$20,700
euro-denominated amortizing step-up bonds due 2036 (the “New Euro 2036 Bonds”)	€2,700
U.S. dollar-denominated amortizing step-up bonds due 2039 (the “New USD 2039 Bonds”)	N/A
euro-denominated amortizing step-up bonds due 2039 (the “New Euro 2039 Bonds”)	N/A
U.S. dollar-denominated amortizing step-up bonds due 2043 (the “New USD 2043 Bonds”)	N/A
euro-denominated amortizing step-up bonds due 2043 (the “New Euro 2043 Bonds”)	N/A
U.S. dollar amortizing step-up bonds due 2047 (the “New USD 2047 Bonds”)	N/A
euro-denominated amortizing step-up bonds due 2047 (the “New Euro 2047 Bonds”)	N/A